CHINA CEETOP.COM, INC.

February 7, 2013

Mara L. Ransom
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:	China Ceetop.com, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 28, 2012
File No. 000-53307

Dear Ms. Ransom:

China Ceetop.com, Inc., (the “Company”), has received and reviewed your letter of January 25, 2013, pertaining to the Company’s Preliminary Information Statement on Schedule 14C (the “Filing”) as filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2012.

Specific to your comment, our response below is in addition to that filed via the Edgar system:

SCHEDULE 14C

The following numbered response corresponds to the numbered comment as set forth in the comment letter:

General

1.
Your filing indicates that the majority stockholders, representing approximately 71.67% of the total issued and outstanding common shares of common stock, approved the corporate name change. However, the “Security Ownership of Certain Beneficial Owners and Management” table reflects one shareholder who beneficially holds 3.827% of your outstanding shares. As a result, it is unclear to us how you were able to obtain stockholder approval without conducting a solicitation, which would have necessitated filing a Schedule 14A. Please advise us as to how you obtained stockholder approval, with a view to explaining how you obtained the requisite consents and, if you solicited such consents, why you have not filed a Schedule 14A. Please also tell us who these stockholders are and what their relationship is to the company.

RESPONSE:  The following table sets forth: (1) the name of each shareholder who consented to the corporate actions (the “Actions”) set forth in the Filing; and (2) the number of shares of common stock voted.

Name of Shareholder	# of Outstanding Shares held
Limin Chen	1,625,162
Guihua Du	827,005
Dongfang He	801,362
Xiaohua Jin	900,000
Gaojin Wang	775,718
Wuying Wang	1,200,000
Liu Hao Xiang	961,634
Jiansen Xu	1,352,699
Qiaoling Ye	1,352,699
Haibao Zhou	1,237,403
Weikang Zhu	1,000,000

Consents Obtained

The Company believes it has obtained the consents of the Shareholders without solicitation as that term is defined in Rule 14a-1.  Generally, each Shareholder is a long-term investor in the Company and/or a personal friend or business acquaintance of Mr. Weiliang Liu (Chief Executive Officer) and is known by Mr. Liu personally.  Each Shareholder has been a shareholder of the Company for at least two years and is familiar with the operations and activities of the Company.  The consents were obtained through the course of ongoing discussions between the Shareholders and Mr. Liu in regards to the Company and its activities, including the subject Actions.  During these discussions, each of the Shareholders clearly indicated it is important for the Company change its business direction (which the Company has done) and in conjunction with this change in business to change its name.  Without solicitation, each Shareholder returned written consent to the Company.  Each Shareholder was fully informed about the Actions prior to providing consent to such Actions.  Further, no commission or remuneration was paid to any of the Shareholders in obtaining their consents.   Accordingly, the Company believes that it has obtained the unsolicited consent of the Shareholders under Rule 14a-1(1)(2)(i).

In connection with the Company’s responding to the comments set forth in the January 25, 2013 letter, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

CHINA CEETOP.COM, INC.

/s/ Weiliang Liu
By: Weiliang Liu
Title: Chief Executive Officer